BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

CONSOLIDATED Synthetic Voting Map

ORDINARY AND extraodinary General MEETING

Meeting to be held on March 28, 2024

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to Resolution 81/2022, hereby provides its shareholders with the consolidated synthetic voting map of the Ordinary and Extraordinary General Meeting to be held on March 28, 2024 ("General Meeting"), which adds the remote votes sent directly to the Company to the votes cast sent through custody and bookkeeping agents, as attached.

This Map is the same as the Preliminary Consolidated Synthetic Voting Map disclosed by the Company on March 23rd, 2024, updated with the share positions of the remote votes sent through custody, those sent directly to the bookkeeping agents, and those sent directly to the Company within the period provided in the Call Notice for Ordinary and Extraordinary General Meeting.

São Paulo, March 27th, 2024

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.

OGM - Ordinary General Meeting
Synthetic Consolidated Preliminary Voting Map*

Description of Resolution	Asset	Approve	% Total Approval	Reject	% Total Rejection	Abstain
1. To take the accounts of the Directors, examine, discuss, and vote on the Management Report, the Financial Statements and other documents for the year ended December 31, 2023.	ON	997,078,482	97.93%	-	0.00%	21,050,248
2. To set at 9 (nine) the number of members to compose the Board of Directors compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and amounts in connection with the Stock Option Plan and the Company's Restricted Stocks Plan.	ON	1,016,537,182	99.84%	-	0.00%	1,591,548
3. Do you wish to request the adoption of the multiple voting process for the election of the Board of Directors, pursuant to article 141 of Law No. 6,404 of 1976?	ON	1,208,217	0.12%	946,393,978	92.95%	70,526,535
4. Indication of all the names that compose the slate (The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in field 8, referring to the separate election of a member of the Board of Directors, and the separate election referred to in this field occurs).	ON	966,254,709	94.90%	49,739,493	4.89%	2,134,528
5. If one of the candidates who make up the chosen slate ceases to be part of it, can the votes corresponding to their actions continue to be conferred on the chosen slate? [If the shareholder chooses "no" or "abstains" and the slate has been changed, his/her vote shall be counted as abstention in the respective resolution of the meeting.]	ON	934,468,198	91.78%	82,068,984	8.06%	1,591,548
6. In the event of the adoption of the multiple vote election process, should the votes corresponding to your shares be distributed in equal percentages among the members of the slate you have chosen? [The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen slate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple voting procedure, In this case, the shareholder may not vote with all of his shares. If the shareholder chooses to "abstain" and the election takes place through the multiple voting process, his/her vote shall be counted as abstention in the respective resolution of the meeting.]	ON	946,761,315	92.99%	-	0.00%	71,367,415
VM - Marcos Antonio Molina dos Santos	ON	104,582,195	100.00%	-	0.00%	-
VM - Marcia Aparecida Pascoal Marçal dos Santos	ON	104,582,195	100.00%	-	0.00%	-
VM - Marcos Fernando Marçal dos Santos	ON	104,582,195	100.00%	-	0.00%	-
VM - Sérgio Agapito Lires Rial	ON	104,582,195	100.00%	-	0.00%	-
VM - Flávia Maria Bittencourt	ON	105,958,584	100.00%	-	0.00%	-
VM - Pedro de Camargo Neto	ON	105,963,582	100.00%	-	0.00%	-
VM - Augusto Marques da Cruz Filho	ON	105,963,582	100.00%	-	0.00%	-
VM - Eduardo Augusto Rocha Pocetti	ON	105,963,582	100.00%	-	0.00%	-
VM - Márcio Hamilton Ferreira	ON	104,582,195	100.00%	-	0.00%	-
8. Request for separate election of a member of the Board of Directors by minority shareholders holding voting shares [the shareholder may only fill in this field if he/she holds uninterruptedly the shares with which he/she votes during the 3 months immediately prior to the general meeting]. Do you wish to request the separate election of a member of the Board of Directors, pursuant to article 141, paragraph 4, item I, of Law No. 6,404/1976?	ON	1,033,188	0.10%	101,547,832	9.97%	915,547,710
9. To approve the election of Mr. Marcos Antonio Molina dos Santos to the position of Chairman of the Board of Directors and Mrs. Marcia Aparecida Pascoal Marçal dos Santos the position of Vice-Chairman of the Board of Directors	ON	967,777,314	95.05%	48,759,868	4.79%	1,591,548
10. To set the annual global compensation for the year 2024 for the Company's Management (Board of Directors and Statutory Executive Officers) in the amount of up to R$ 124,100,000.00 (one hundred and twenty-four million and one hundred thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the cessation of the exercise of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan	ON	953,151,265	93.62%	63,243,867	6.21%	1,733,598
CF - Marco Antônio Peixoto Simões Velozo (Sitting Member) / Attilio Guaspari (Substitute Member)	ON	1,016,537,182	99.84%	-	0.00%	1,591,548
CF - Ricardo Florence dos Santos (Sitting Member) / Antonio Mathias Nogueira Moreira (Substitute Member)	ON	1,016,537,182	99.84%	-	0.00%	1,591,548
CF - Alexandre Eduardo De Melo (Sitting Member) / José Luiz de Souza Gurgel (Substitute Member)	ON	1,016,537,182	99.84%	-	0.00%	1,591,548
12. To set the compensation for the fiscal year 2024 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company's Executive Officers (not including benefits, representation funds and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6,404/1976.	ON	1,014,357,539	99.63%	1,648,793	0.16%	2,122,398

*The votes on the Map above represent 61% of the total shares issued by the Company, excluding treasury shares.